28 July 2014

National Grid plc
Interim Management Statement for the period 1 April 2014 to 27 July 2014

HIGHLIGHTS

• • •
Continued solid operational and financial performance during the period
 UK: Further progress in delivering operational efficiencies and investment programme
 US: Good operational performance complemented by filing in New York for increased KEDLI capital investment allowances

Steve Holliday, Chief Executive, said:

“Our businesses have continued to build on the performance improvements of 2013/14 and, as a result, have started the year well.

The improvements we have made to the way we are working with our stakeholders is now being recognised and I was proud to collect the Business in the Community’s Responsible Business of the Year award on behalf of all National Grid employees.

In the UK, we have progressed our investment programme, enhancing the overall condition of our assets and improving their environmental and safety characteristics. We continue to develop innovative ways to deliver the essential outputs required more efficiently, maximise our performance under the RIIO model and generate savings for consumers.

In the US, we are sustaining our focus on improving customer service and managing costs in preparation for further rate filings in 2015. I am pleased that we were able to install the major upgrade of our US systems on time, a major milestone in our extended implementation process and early signs that this has gone well are encouraging.

As a result, we are maintaining our outlook for 2014/15, reflecting the expected delivery of another year of solid operating and financial performance and asset growth, consistent with sustaining our long term dividend policy.”

ASSET GROWTH AND RETURNS UPDATE

Overall asset growth on track

In line with the guidance provided in the announcement of National Grid’s results for 2013/14 in May 2014, National Grid expects capital expenditure (on a constant currency basis) to be at a similar level to the £3.4bn invested in 2013/14 which contributed to the 5% growth in regulated assets delivered last year. In the UK, some spend may be held back by delays in the cable manufacturing process for the Western Link, an undersea high voltage direct current (HVDC) circuit connecting North Wales to Scotland. At this early stage this delay is not expected to have a significant impact on overall growth.

In the US, the Group is investing, as planned, at a marginally increased level, in line with the updated medium term guidance of just over $2bn per annum. Investment remains focused on network reliability, including infrastructure replacement and modernisation, and gas distribution infrastructure to connect new customers.

Overall, the Group expects to grow its regulated assets by approximately 5% during 2014/15, in line with previous guidance.

BUSINESS ENVIRONMENT AND REGULATORY UPDATE

Further progress towards increased clarity on future UK transmission investment

The implementation of Electricity Market Reform (EMR) under the new Energy Act has made continued progress. DECC has announced its intention to contract for 53.3GW of generation for the winter of 2018 under the capacity market, with the majority of this to be procured in the auction administered by National Grid at the end of this year. Alongside the contracts for difference that are expected to be awarded in December 2014, National Grid expects this process to provide additional information that will help define elements of its future UK transmission investment programme.

Mid-decade measures announced to provide additional tools to help balance supply and demand

Ofgem has approved National Grid’s proposal to invite tenders for two new balancing services that could provide additional reserves to support the operation of the system in the event of an uncertain security of supply outlook. National Grid has sought tenders for up to 330MW to pilot the new demand side reserve service for the winter of 2014/15 and will seek tenders for up to 1,800MW of demand and supply side reserve for the winter of 2015/16. These new mechanisms are expected to add less than £1 to an average annual customer bill and to have no direct impact on National Grid’s financial performance.

Ofgem capacity assessment shows marginal improvement in expected demand supply balance for the coming winter

In June, Ofgem published an assessment of UK electricity security of supply for the next five winters. The assessment is based on analysis from National Grid accompanied by Ofgem’s own work. The new assessment is broadly consistent with the 2013 analysis, showing that capacity margins are expected to fall over the next two winters as older power stations close, before improving in the last three years. Ofgem also notes that, unlike 2013/14, the new balancing services and the capacity market mean that the risk of disruption to customer supplies in coming winters has reduced compared to last year’s report.

Filed for additional capex allowances to augment the existing KEDLI rate plan

In June, National Grid submitted a petition to the New York Public Service Commission (NYPSC) to implement a three-year capital investment program to allow KeySpan Energy Delivery Long Island (KEDLI) to invest $700 million in gas infrastructure projects, including gas pipe replacement, storm hardening and gas connections. These projects are designed to enhance the safety and reliability of the gas system on Long Island and in the Rockaways. The petition requests a new capital deferral mechanism that reflects the full level of capital spend. This should allow the Company the opportunity to improve its networks and maintain financial returns at reasonable levels while extending the freeze on natural gas base delivery rates which have benefitted customers.

FERC update indicates a potential 10.6% base allowed return on equity for transmission activities

In June, the Federal Energy Regulatory Commission (FERC) issued an order relating to its review of electricity transmission allowed returns. The order proposes reducing the allowed base RoE to 10.6% prospectively and also for this to apply retrospectively for New England Power for a 15 month period from October 2011 to December 2012. This compares to current allowed returns for National Grid’s New England Power and Narragansett electric transmission businesses (31 March 2014 rate base of approximately $1.8bn) of 11.14%. The order is not final and is subject to further comment. If implemented, it would be expected to result in a small reduction in ongoing revenues and a refund of a portion of past revenues. Neither of these revenue effects is expected to represent a meaningful impact on the financial position of National Grid.

FINANCIAL AND FUNDING UPDATE

There have been no material changes to the financial position of the Company during the period. National Grid has a strong balance sheet, underpinned by regulatory revenues, which is key to its ability to secure the required long-term funding for both the UK and the US businesses. Interest cover, gearing and other financial metrics remain within comfortable ranges to sustain the Group’s strong credit ratings in the medium term and support the policy of growing the dividend at least in line with RPI inflation for the foreseeable future.

Continued added value through low cost debt issuance

During the period, additional attractive debt finance was raised at intermediate holding company level including a two year $300m euro bond at 6m Euribor + 38bp, maintaining a healthy level of cash to finance forthcoming maturities and capital investment.

Scrip dividend take-up will result in issuance of nearly 35m new shares. Intention to repurchase shares in line with new active management approach subject to approval of resolutions at 2014 AGM

Take-up of the scrip option for the final dividend was approximately 28%, resulting in the expected issuance of 34.6m new shares in August (just under 1% of existing voting shares) in lieu of approximately £290m of dividend payments. Consistent with the announcement in the full year results statement issued in May 2014, and reflecting the Group’s current healthy financial position, the Company intends to repurchase shares in the market. The Company’s goal is to reduce the dilutive effect of the scrip as much as possible to the extent that is consistent with maintaining the Group’s strong financial position as reflected in its credit rating.

TECHNICAL GUIDANCE

Technical guidance is largely unchanged from that included in the full year results statement of 15 May 2014.

New York decision on State Temporary Tax Assessment recoveries expected to impact timing of revenues

In New York, in June, the NYPSC issued an order for all utilities to refund any over-collected revenues relating to the “18-a” tax, a temporary tax assessment on utilities, and to reduce any ongoing over-collection of these revenues. This will lower customers’ bills during the current year. In total, National Grid expects the net impact on IFRS reported revenues for the current year, compared to expectations in May 2014, to be a reduction of approximately $120m to $140m. This represents a reduction in the level of a timing balance and, as a result, it does not change National Grid’s expectation for US GAAP earnings or achieved returns on equity for the year.

CONTACTS

Investors and Analysts
From 7am UK time John Dawson Tom Hull	+44 7810 831944 (m) +1 917 524 4099 (m)
From 12 noon UK time George Laskaris	+1 917 375 0989 (m)

Other members of the team (Andy Mead and Victoria Davies) are either away or travelling and will have patchy reception. Please use the contacts above in the first instance if you wish to speak to a member of the team.

Media
	National Grid Clive Hawkins Chris Mostyn	+44 (0)20 7004 3147 +44 (0)20 7004 3149	+44 (0)7836 357173 (m) +44 (0)7774 827710 (m)
	Brunswick Mike Smith or Emma Walsh	+44 (0)20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and controls); and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.